Exhibit 99

MAHANAGAR TELEPHONE NIGAM LIMITED
(A GOVERNMENT OF INDIA ENTERPRISE)
CORPORATE OFFICE

No. MTNL/SECTT/SE/2006
June 30, 2006

The Secretary, Stock Exchange
Delhi/Bombay/Calcutta/Madras
National Stock Exchange/NYSE

Sub:    Audited Financial Results for the Year ended 2005 - 2006

Dear Sir,

As already informed you, a meeting of the Board of Directors of the Company was held today at Mumbai to consider the Audited Financial Results for the Year 2005 - 2006. A copy of the approved Audited financial results for the Year 2005 - 2006 (subject to audit by CAG) is enclosed for your kind information and record. The same is also being published in the Newspapers.

Thanking you,

Yours faithfully,

(S.C. AHUJA)
COMPANY SECRETARY

Encl: as above.

MAHANAGAR TELEPHONE NIGAM LIMITED
(A GOVERNMENT OF INDIA ENTERPRISE)
CORPORATE OFFICE
No. MTNL/SECTT/SE/2006
June 30, 2006

The Secretary, Stock Exchanges
Delhi/Mumbai/Calcutta/Madras/National Stock Exchange/NYSE

Sub:	Approval of Annual Accounts for the year 2005-06 and provisions for payment of dividend.

Further to our letter of even No. dt. 21.06.06 and pursuant to the provisions of the Listing Agreement, we write to inform you that a meeting of the Board of Directors of the company was held today for approval of the Annual Accounts for the Financial Year 2005-06. The information with respect to sub clause (a) and (b) of clause 20 is given below:-

a)
Provision made for Dividend/Recommendation for final payment of dividend @ 40% (including 30% interim dividend paid in February 2006) on the paid up equity share capital of Rs.630 crores subject to shareholders approval in the ensuing Annual General Meeting of the Company.

b)	The other financial figures are as under:-

		(Rs. in million) As at 31.3.2006	(Rs. in million) As at 31.3.2005
1	Turnover	60909.98	60737.88
2	Gross Profit	6713.58	12156.67
3	Net profit for the year	5802.92	9389.79
4	Provision for depreciation	6466.99	5880.07
5	Provision for income tax	560.76	2566.90
6	Amount appropriated from Reserves	NIL	NIL
7	Capital profit	NIL	NIL
8	Accumulated profit of past years or other special source to provide wholly or partly for the Dividend	NIL	NIL

These results are being published separately in the newspapers as required under clause 41 of the Listing Agreement.

Thanking you,

Yours Faithfully

(S.C.AHUJA)
COMPANY SECRETARY